SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that, through the 147th Extraordinary General Meeting ("EGM") of the subsidiary Eletrosul Centrais Elétricas S/A, was approved the transfer to Eletrobras holding company of certain shareholdings held by the above-mentioned subsidiary in special purpose companies ("SPE"), as well as corporate ventures, both wind power plants and transmission companies, as listed below.

The aforementioned operation represents one of the steps set forth in the Business and Management Master Plan ("PDNG") 2017/2021, disclosed to the market through the Relevant Fact released on November 17, 2016. The transfer of Eletrosul's assets to Eletrobras aims to promote the settlement of debts of said subsidiary with Eletrobras and reducing its financial leverage.

Investments in SPEs	Corporate Enterprises
Chuí IX S.A.	Cerro Chato I
Hermenegildo I S.A.	Cerro Chato II
Hermenegildo II S.A.	Cerro Chato III
Hermenegildo III S.A.	Galpões
Chuí Holding S.A	Coxilha Seca
Santa Vitória do Palmar Holding S.A.	Capão do Inglês
Empresa de Transmissão do Alto Uruguai - ETAU
Uirapuru Transmissora de Energia S.A.

The effective transfer of assets depends on regulatory approval and/or funding agents, as appropriate.

Rio de Janeiro, May 12, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.